SAKS

INCORPORATED

April 14, 2008

BY EDGAR and OVERNIGHT DELIVERY

Mr. H. Christopher Owings

Assistant Director

Division of Corporate Finance

Mail Stop 3561

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Owings:

I refer to the comment letter, dated April 8, 2008 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) concerning the Response Letter filed April 2, 2008, the annual report of Saks Incorporated (“Saks”, the “Registrant”, or the “Company”) filed on form 10-K for the fiscal year ended February 3, 2007 (the “Annual Report”), and the proxy statement DEF 14A filed on May 3, 2007 (the “Proxy Statement”).

I have set forth below the Company’s response to the Staff’s comments contained in the Comment Letter. For ease of reference, I have repeated the Staff’s comments in bold text preceding each of the Company’s responses.

Item 11. Executive Compensation, page 15

1.

We note your response to comment two in our letter dated March 21, 2008. You state in Appendix I that your human resources and compensation committee established performance measures for your named executive officers in connection with your 2007 Annual Bonus Program. You also include a table which shows the percentage of target bonus that each of your named executive officers was entitled to receive. Please revise the table to clarify whether and, if so, by what amount your named executive officers achieved the corporate objectives for the period in question. We may have further comment upon review of your response.

The Company notes the Staff’s comment and intends to include the following disclosure in its Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders (the “2008 Proxy Statement”):

2007 Annual Bonus Program

The HRCC established the following performance measures for the 2007 annual cash bonuses for the Named Executive Officers consisting of Adjusted EBITDA of $233.8 million (60% weight); comparable store sales growth of 8.1% (15% weight); and the accomplishment of key corporate objectives (25% weight). The Adjusted EBITDA performance measure established by the HRCC for the 2007 annual cash bonus program was based on the achievement of a significant comparable store sales increase, significant gross margin rate improvement, and expense leverage. The HRCC believed that the successful execution of these objectives likely would result in a significant year-over-year improvement in Adjusted EBITDA, which the HRCC expected would lead to enhanced shareholder value. When the HRCC established the 2007 Adjusted EBITDA and comparable store sales growth performance measures, the Company’s management believed that these performance objectives were challenging yet achievable.

Based on the Company’s performance against each of the established performance measures for the 2007 annual cash bonus program discussed above, including Adjusted EBITDA of $271.5 million and comparable store sales growth of 11.9%, each of the Named Executive Officers exceeded each of the established performance measures and received the following percentage of target bonus based on the weight assigned to such performance measure:

Name	Adjusted EBITDA (60%Weight)	Comparable Store Sales Growth (15%Weight)	Corporate Objectives (25% Weight)	Total Bonus as % of Target Bonus
Stephen I. Sadove	150%	146.9%	150%	149.5%
Kevin G. Wills	150%	146.9%	150%	149.5%
Ronald Frasch	150%	146.9%	150%	149.5%
Carolyn Biggs	150%	146.9%	150%	149.5%
Michael Rodgers	150%	146.9%	150%	149.5%

In determining the bonus payouts for 2007, the HRCC exercised its discretion to increase the payout for the corporate objectives from 125% of the targeted payout to 150% (representing an additional 6.25% of the participant’s targeted bonus opportunity) to more accurately reflect the HRCC’s assessment of the outstanding accomplishments on these key strategic and operational goals. The bonus payment amounts for which the HRCC exercised its discretion were not made under the 2003 Senior Executive Bonus Plan or 2007 Senior Executive Bonus Plan.

2.	Please also explain what the “key corporate objectives” were with respect to the 2007 Annual Bonus Program and whether they will differ in 2008.

The key corporate objectives for the 2007 annual bonus program, included:

•	initiating merchandising initiatives to improve sales productivity and gross margin;

•	developing the company’s longer term cost structure and business plan to achieve 8% operating margin by 2010;

•	reducing corporate expenses and determining the appropriate cost structure for the business;

•	executing the Company’s capital expenditure budget in a timely manner;

•	improving the Company’s selling culture;

•	implementing various marketing initiatives;

•	improving the performance of the Company’s support functions;

•	implementing initiative to improve the performance of the Company’s OFF Fifth and Saks Direct businesses; and

•	building a high-performance culture.

For 2008, the Human Resources and Compensation Committee approved the following key corporate objectives (weighted at 25%) to determine payout for the 2008 annual bonus program:

•	increasing the Company’s selling focus through various initiatives;

•	implementing merchandising initiatives to drive growth and margin rate expansion;

•	enhancing marketing effectiveness;

•	executing the Company’s capital expenditure budget in a timely manner;

•	improving operational effectiveness; and

•	implementing store growth and sales growth initiatives with respect to the Company’s Off Fifth and Saks Direct businesses, respectively.

The Company will include the key corporate objectives with respect to the 2007 and 2008 annual bonus programs in its 2008 Proxy Statement.

3.

We note your response to comment three in our letter dated March 21, 2008. You state that the human resources and compensation committee established operating profit of $268 million as the financial performance measure for the payment of target annual cash bonuses for 2006. You also state that you do not intend to disclose this operating profit measure in your 2008 proxy statement as you believe that this information will not be helpful or material to an investor for an understanding of your 2007 compensation information. Your statement that this information is not material to an investor is conclusory and does not provide a detailed analysis for your conclusion, particularly in light of the fact that these targets are tied to retrospective performance information and because it would appear that you determined to use different performance measures for 2006 as compared to 2007. To the extent you believe that disclosure of this target information is not required because it would result in competitive harm or is not material to investors, provide us on a supplemental basis a detailed explanation for this conclusion. Otherwise, at the very least, please explain why you opted to utilize a different performance measure. Please see Instruction 4 to Item 402(b) of Regulation S-K.

For 2006, the Company’s Human Resources and Compensation Committee had established Saks Fifth Avenue Enterprise (“SFAE”) division operating profit of $268 million as the financial performance measure for the payment of target annual cash bonuses. This performance measure was weighted 75% in determining 2006 annual cash bonuses for each of Messrs. Sadove, Frasch and Martin and 50% for Mr. Coggin, with the remaining portion for each named executive officer based on the achievement of corporate or personal objectives. For fiscal 2007, the HRCC determined that it was more appropriate to use the Company’s EBITDA than division operating profit because the Company had recently completed the sale of its Northern Department Store Group and Parisian businesses. Accordingly, the Company was focused on its Saks Fifth Avenue, Off Fifth and Saks Direct businesses, which formerly comprised the SFAE division. The HRCC believed that the use of the Company’s EBITDA, which includes corporate costs that were not allocated to the division for determining division operating profit in 2006, such as benefits, information technology and other support functions, better reflected the Company’s corporate structure after the disposition of its non-SFAE businesses. Furthermore, the HRCC determined that it was appropriate to include a comparable store sales growth performance measure in 2007 in order to motivate the Company’s named executive officers and associates to increase the volume of store sales.

The Company will include the aforementioned explanation regarding the change in its performance measures for the 2007 Annual Bonus Program in its 2008 Proxy Statement.

In responding to the Staff’s comments, the Company understands that it is responsible for the adequacy of disclosures in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any preceding initiated by the Commission for any reason under the federal securities laws of the United States.

The Company reminds the Staff that it wishes to take advantage of the notice and access model for electronic delivery of its 2008 Proxy Statement as provided for by Rule 14a-16 under the Exchange Act. In order to comply with the requirements of Rule 14a-16, the Company has been advised by its proxy processing vendor that the 2008 Proxy Statement must be finalized by April 18, 2008. The Company endeavors to work with the Staff to satisfactorily address all of its Comments with respect to the Company’s 2008 Proxy Statement prior to that date. To facilitate the Company’s prompt response to the Staff’s comments, please fax a copy of any future correspondence to me at 212-940-5291. In addition, please contact me at 212-940-5465 with any questions or if I can be of further assistance regarding the foregoing.

Very truly yours,

/s/ Ron C. Llewellyn

Ron C. Llewellyn

Vice President and Associate

General Counsel

CC:	Stephen I. Sadove	Chief Executive Officer
	Kevin Wills	Chief Executive Officer
	Michael Brizel	EVP, General Counsel
	Indira Lall	Staff Attorney
	Mara Ransom	Legal Branch Chief